Exhibit 16(a)(1)(x)

For Immediate Release

Canandaigua, N.Y., August 12, 2013

Canandaigua National Corporation (“Canandaigua National” or the “Corporation”) (OTCBB:CNND.OBB) announced today that it will extend the expiration date of the tender offer to purchase all shares of its common stock held by persons owning 99 shares or fewer on the record date, June 26, 2013.  The offer, as extended, will now expire at 5:00 p.m. Eastern time on August 26, 2013, unless further extended.   As of 5:00 p.m. Eastern Time on August 12, 2013, the date and time previously established for the offer to expire, approximately 231 stockholders had tendered their shares, representing approximately 6,290 shares tendered in total.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the offer to purchase, as amended, and the accompanying documents, including the letter of transmittal, each dated July 1, 2013. The extended offer will expire at 5:00 p.m. Eastern time on August 26, 2013, unless otherwise further extended. Eligible stockholders who would like to accept the $161 per share offer, plus $50.00 bonus per eligible shareholder, must tender all shares that they own. Partial tenders will not be accepted. Investors may obtain copies of the Company’s Schedule 13E-3, along with the amendments thereto, which includes the offer to purchase and accompanying documents (including the letter of transmittal) as exhibits, for free from the SEC’s website (www.sec.gov) or from the Company. The Company will make copies available to interested stockholders upon request. Company stockholders with questions or requests for documents, including a copy of the offer to purchase, as amended, and letter of transmittal may call the Company’s information agent in this matter,  Richard H. Hawks, Jr., Senior Vice President, 72 South Main Street, Canandaigua, New York 14424, (585) 394-4260 or  toll free at (800) 724-2621. Stockholders and investors are urged to read these materials because they contain important information concerning the offer.

Contacts:

Stephen R. Martin, Senior Vice President, Corporate Communications

585-733-4573

smartin@cnbank.com

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